Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 31, 2021, with respect to the consolidated financial statements of Bakkt Holdings, LLC and subsidiaries included in the Proxy Statement of VPC Impact Acquisition Holdings that is made a part of the Registration Statement (Form S-4 No. 333-254935) and related Prospectus of VPC Impact Acquisition Holdings for the registration of 42,437,543 shares of its class A common stock, which includes the shares issuable upon the exercise of 16,516,041 warrants to purchase shares of its class A common stock.

/s/ Ernst & Young LLP

Atlanta, Georgia

May 25, 2021